05037702

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mt Rushmore Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1734 Jasmine Avenue
(No. and Street)

Fairfield (City) IA (State) 52556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Nelson 641-472-4773
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balmer Nelson Van Mersbergen
(Name – *if individual, state last, first, middle name*)

54½ North Main (Address) Fairfield (City) IA (State) 52556 (Zip Code)

SEC MAIL PROCESSING SECTION
FEB 28 2005
WASH, D.C. 185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Spitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mt Rushmore Securities LLC, as of December 31, 2004, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN J. PETERSEN
Commission Number 731796
My Commission Expires
December 2, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report

Mt. Rushmore Securities LLC
Fairfield, Iowa 52556

We have audited the accompanying statement of financial condition of Mt. Rushmore Securities LLC as of December 31, 2004, and the related statement of the computation of net capital, statement of computation of net capital requirement, statement of income, statement of changes in ownership equity and statement of changes in liabilities subordinated to claims of General Creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. Our audit also included a review of the procedures followed for safeguarding securities. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Mt. Rushmore Securities LLC as of December 31, 2004 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The statement of the computation of net capital, statement of computation of net capital requirement, and statement of changes in liabilities subordinated to claims of General Creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balmer Nelson Van Mersbergen

Balmer Nelson Van Mersbergen
Certified Public Accountants
Fairfield, IA 52556

February 23, 2005

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [X] 26

NAME OF BROKER-DEALER: Mt Rushmore Securities LLC [13]

SEC FILE NO.: 8-066412 [14]

FIRM I.D. NO.: 130955 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1734 Jasmine Avenue [20]
(No. and Street)

Fairfield [21] IA [22] 52556 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/04 [24]

AND ENDING (MM/DD/YY): 12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Nelson [30]

(Area Code) — Telephone No.

641-472-4773 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 23rd day of February 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Balmer Nelson Van Mersbergen [70]

ADDRESS

Number and Street	City	State	Zip Code
54½ North Main [71]	Fairfield [72]	IA [73]	52556 [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Mt Rushmore Securities LLC

N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/04 | 99
SEC FILE NO. 8-066412 | 98
Consolidated [ ] 198
Unconsolidated [X] 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 171,428	200			$ 171,428	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other	7,874	300	$	550	7,874	810
3. Receivable from non-customers		355	7,600	600	7,600	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2,238	680	2,238	920
11. Other assets ...Prepaid...Registration.		535	15,142	735	15,142	930
12. TOTAL ASSETS	$ 179,302	540	$ 24,980	740	$ 204,282	940

OMIT PENNIES

See accompanying notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC — as of 12/31/04

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$ 6,760	1045	$	1255 [13]	$ 6,760	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other [10]		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	54,775	1205		1385	54,775	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 [12]		1390 [14]		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders [9] $ ____ 970						
2. Includes equity subordination (15c3-1(d)) of . . . $ ____ 980						
B. Securities borrowings, at market value from outsiders $ ____ 990				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ____ 1000						
2. includes equity subordination (15c3-1(d)) of . . . $ ____ 1010						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 61,535	1230	$	1450	$ 61,535	1760

Ownership Equity		
21. Sole Proprietorship	[15] $	1770
22. Partnership (limited partners) [11] ($ ____ 1020)	142,747	1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury	[16] ( )	1796
24. TOTAL OWNERSHIP EQUITY	$	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 204,282	1810

OMIT PENNIES

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 142,747	3480
2.	Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3.	Total ownership equity qualified for Net Capital			142,747	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 142,747	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 24,980	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(24,980)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			20 $ 117,767	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	18	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 117,767	3750

OMIT PENNIES

30

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC as of 12/31/04

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$ 4,102	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 112,767	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 106,613	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$ 61,535	3790
17. Add:					
A. Drafts for immediate credit	21 $		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810		
C. Other unrecorded amounts (List)	$		3820	$	3830
18. Total aggregate indebtedness				$ 61,535	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				% 52	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC

For the period (MMDDYY) from 1/1/04 [3932] to 12/31/04 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$	3935
b. Commissions on listed option transactions			25	3938
c. All other securities commissions				3939
d. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)				3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit (loss) from underwriting and selling groups			26	3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			23,383	3995
9. Total revenue			$ 23,383	4030
EXPENSES				
10. Salaries and other employment costs for general partners and voting stockholder officers				4120
11. Other employee compensation and benefits			33,581	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense			74	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			18,646	4195
15. Other expenses			328,335	4100
16. Total expenses			$ 380,636	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (357,253)	4210
18. Provision for Federal income taxes (for parent only)			28	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4338		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (357,253)	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ (52,871)	4211

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC

For the period (MMDDYY) from 1/1/04 to 12/31/04

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 0	4240
A. Net income (loss)		(357,253)	4250
B. Additions (Includes non-conforming capital of 29 $	4262)	500,000	4260
C. Deductions (Includes non-conforming capital of $	4272)		4270
2. Balance, end of period (From item 1800)		$ 142,747	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period 30	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

See Accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mt Rushmore Securities LLC as of 12/31/04

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm 30 ______ [4335] ______ [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 0 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Mt Rushmore Securities LLC
December 31, 2004

File Number 8-066412

Statement of Income
Line 15 (Item # 4100) - Other expenses:

Computer supplies	3,269
Consulting	52,307
Dues and Subscriptions	24,234
Insurance	2,165
Internet fees	70,562
Accounting fees	4,000
Legal fees	130,283
Rents	12,275
Telephone	8,921
Depreciation	3,331
Travel and entertainment	7,549
Office expense	1,390
Miscellaneous	8,049
Total other expenses	328,335

Mt Rushmore Securities LLC
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:	
Net loss	$ (357,253)
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Depreciation and amortization	3,331
Changes in current assets & current liabilities	
Net (increase) decrease in receivables and prepaids	(30,616)
Net increase (decrease) in payables	
and accrued expenses	54,775
Net cash provided by operating activities	(329,763)
Cash flows from investing activities:	
Purchase of furniture and equipment	(6,319)
Proceeds from sale of property and equipment	750
Net cash used by investing activities	(5,569)
Cash flows from financing activities:	
Net increase in short-term debt	6,760
Capital contributions	500,000
Net cash used by financing activities	506,760
Net increase (decrease) in cash	171,428
Cash at beginning of period	-
Cash at end of period	$ 171,428
Supplemental disclosures of cash flow information:	
Interest paid	$ 39
Income tax paid	$ -

See accompanying notes to financial statements.

No reconciliation of the computation of net capital under Sec.240.15c3-1 or computation for determination of the reserve requirements under Exhibit A of Sec.240.15c3-3 between the most recent un-audited Part IIA submitted and this audit report has been included, as no material differences exist.

Mt. Rushmore Securities LLC

Notes to Financial Statements
December 31, 2004

NOTE 1 - Summary of Significant Accounting Policies:

Nature of operations

Mt Rushmore Securities LLC was formed as a Delaware Limited Liability Company on December 2, 2003, and was approved to conduct business as a broker dealer by the NASD on August 12, 2004.

Accounting method

The Corporation prepares its financial statements using the accrual method of accounting.

Property, equipment, and depreciation

Property and Equipment are recorded at cost, major additions are capitalized while minor improvements, which do not extend the useful life of the asset, are expensed in the period incurred. Depreciation has been provided utilizing the double declining balance method. Assets are depreciated over their estimated useful life of 5-7 years.

Income taxes

The Company files its income tax return as a partnership. As a partnership, in lieu of the Company paying income tax, the Company's equity shareholders are taxed on their proportionate share of taxable income in accordance with the shareholder agreement and the Internal Revenue Code.

Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Property and equipment

As of December 31, 2004, Property and equipment consisted of the following:

Classification	Lives	Cost	Accumulated Depreciation
Computer equipment	5 yrs	$5,169	($3,102)
Furniture	7 yrs	400	(229)
		$5,569	$3,311

NOTE 3 - Note payable

In November, the Company obtained a loan from Iowa State Bank of Fairfield. The $7,010 loan carries a 6.75% interest rate and calls for monthly payments of $313 over a 24 month period. The loan is secured by a commercial security agreement covering all Company assets. As of December 31, 2004, the remaining balance on the loan was $6,760. Of this amount, $3,406 will be paid in 2005, and $3,354 will be paid in 2006.

NOTE 4 - Equity shares and members' liability

Under the Limited Liability Company Agreement dated January 5, 2004, the Company issued 1,000 shares with no stated value. As a Limited Liability Company, shareholders are limited in their liability as to Company matters by the amount in their respective equity accounts.

NOTE 5 - Related party transactions

During 2004, the Company paid $12,546 in consulting fees to a 50% shareholder.